FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: June 9, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

OREZONE RESOURCES INC.

Annual and Special Meeting of Shareholders

of

Orezone Resources Inc. (“Orezone”)

May 29, 2008

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Total Common Shares Issued and Outstanding: 356,540,938

Matters Voted Upon:

		Votes by Proxy
General Business	Outcome of Vote	Votes For	Votes Against (Withheld)	% in Favour
1. Election of directors	Carried by a show of hands
Ron Little		274,536,507	668,337	99.76%
Michael Halvorson		258,337,079	16,867,765	93.87%
Paul Carmel		259,553,807	15,651,037	94.31%
David Netherway		258,338,476	16,866,368	93.87%
Alain Krushnisky		259,552,507	15,652,337	94.31%
2. Re-appointment of auditors	Carried by a show of hands	259,204,770	16,000,073	94.19%
3. Resolution approving the new 2008 Stock Option Plan	Carried by a show of hands	180,133,758	79,153,147	69.47%